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                                               OMB Number:             3235-0101
                                               Expires:          August 31, 2003
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                                                          SEC USE ONLY

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 144

                      NOTICE OF PROPOSED SALE OF SECURITIES
              Pursuant to Rule 144 under the Securities Act of 1933

ATTENTION: Transmit for filing 3 copies of this form  concurrently  with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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1(a)  NAME OF ISSUER                                (b)  IRS IDENT. NO.                     (c)  S.E.C. FILE NO.

      Pinnacle West Capital Corporation                   86-0512431                              1-8962
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1(d)  ADDRESS OF ISSUER         STREET             CITY        STATE      ZIP CODE          (e) TELEPHONE NO.
                                                                                                AREA CODE    NUMBER
      400 North Fifth Street, P.O. Box 53999      Phoenix        AZ      85012-3999                602      250-1000
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2(a) NAME OF PERSON FOR WHOSE ACCOUNT  (b) SOCIAL SECURITY NO.  (c) RELATIONSHIP   (d) ADDRESS            CITY   STATE  ZIP CODE
     THE SECURITIES ARE TO BE SOLD         OR IRS IDENT. NO.        TO ISSUER

     David A. Hansen                         ###-##-####              Officer      400 North 5th Street  Phoenix   AZ    85004
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INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the
             S.E.C. File Number.
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3(a)              (b)                      SEC USE ONLY  (c)           (d)          (e)           (f)             (g)
    Title of         Name and Address of   ------------     Number of     Aggregate    Number of     Approximate     Name of
    the Class        Each Broker Through                    Shares or     Market       Shares or     Date of Sale    Each
    of Securities    Whom the Securities   Broker-Dealer    Other Units   Value        Other Units   (See Instr.     Securities
    to be Sold       are to be Offered or  File Number      to be Sold    (See Instr.  Outstanding   3(f))           Exchange
                     Each Market Maker                      (See Instr.   3(d))        (See Instr.   (Mo. Day. Yr.)  (See Instr.
                     Who is Acquiring                       3(c))                      3(e))                         3(g))
                     the Securities
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     Common           Bank of NY ESI                          327          $12,707     84,723,640      12-12-01        NYSE
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INSTRUCTIONS:
1. (a) Name of issuer.                                  3. (a) Title of the class of securities to be sold.
   (b) Issuer's I.R.S. Identification Number.              (b) Name and address of each broker through whom the securities
   (c) Issuer's S.E.C. file number, if any.                    are intended to be sold.
   (d) Issuer's address, including zip code.               (c) Number of shares or other units to be sold (if debt securities,
   (e) Issuer's telephone number, including area code.         give the aggregate face amount).
                                                           (d) Aggregate market value of the securities to be sold as of a
2. (a) Name of person for whose account the securities         specified date within 10 days prior to the filing of this notice.
       are to be sold.                                     (e) Number of shares or other units of the class outstanding, or if
   (b) Such person's Social Security or I.R.S.                 debt securities the face amount thereof outstanding, as shown by
       identification number.                                  the most recent report or statement published by the issuer.
   (c) Such person's relationship to the issuer,           (f) Approximate date on which the securities are to be sold.
       (E.G., officer, director, 10 percent stockholder,   (g) Name of each securities exchange, if any, on which the
       or member of immediate family of any of the             securities are intended to be sold.
       foregoing).
   (d) Such person's address, including zip code.

                        TABLE I -- SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

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                                                  Name of Person From Whom    Amount of
Title of     Date You    Nature of Acquisition    Acquired (If gift, also     Securities   Date of    Nature of
the Class    Acquired        Transaction          give date donor acquired)   Acquired     Payment     Payment
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                            Grant under
                            1994 Long-Term              Pinnacle West
 Common        11-98        Incentive Plan           Capital Corporation        500          N/A         N/A
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INSTRUCTIONS: 1. If the securities were purchased and full     2. If within two years after the acquisition of the
                 payment therefor was not made in cash at         securities the person for whose account they are
                 the time of purchase, explain in the table       to be sold had any short positions, put or other
                 or in a note thereto the nature of the           option to dispose of securities referred to in
                 consideration given. If the consideration        paragraph (d)(3) of Rule 144, furnish full
                 consisted of any note or other obligation,       information with respect thereto.
                 or if payment was made in installments
                 describe the arrangement and state when
                 the note or other obligation was discharged
                 in full or the last installment paid.

            TABLE II -- SECURITIES SOLD DURING THE PAST THREE MONTHS
Furnish the following information as to all securities of the issuer sold during the past three months by the person for whose account the securities are to be sold.
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Name and Address      Title of          Date          Amount of         Gross
   of Seller       Securities Sold     of Sale     Securities Sold     Proceeds
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     N/A                N/A              N/A            N/A              N/A
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REMARKS:


INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.
ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

      3-26-02                         David A. Hansen
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 (DATE OF NOTICE)             (SIGNATURE) David A. Hansen

    The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
     Any copies not manually signed shall bear typed or printed signatures.
ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001.)